Exhibit 3.1

CERTIFICATE OF RETIREMENT

OF CLASS B COMMON STOCK
OF

CONTEXTLOGIC INC.

Pursuant to Section 243(b) of the General Corporation Law of the State of Delaware, ContextLogic Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), HEREBY CERTIFIES as follows:

1. Section 1.1 of Article IV of the Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on December 17, 2020 (the “Restated Certificate”) provides that the total number of shares of capital stock that the Corporation shall have authority to issue is 3,600,000,000 shares, consisting of (i) 3,000,000,000 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) (ii) 500,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), and (iii) 100,000,000 shares of Preferred Stock, par value $0.0001 per share.

2. All outstanding shares of Class B Common Stock have been converted (the “Conversion”) into shares of Class A Common Stock of the Corporation pursuant to the provisions of Article V of the Restated Certificate.

3. Section 6 of Article V of the Restated Certificate provides that following the Conversion, the shares of Class B Common Stock that have been converted shall be retired and may not be reissued and Section 9 provides that following the Conversion, no additional shares of Class B Common Stock shall be issued.

5. Upon the effectiveness of this Certificate of Retirement, all references to the Class B Common Stock shall be removed from the Restated Certificate.

IN WITNESS WHEREOF, ContextLogic Inc. has caused this Certificate of Retirement to be executed, acknowledged and filed by its duly authorized officer as of August 10, 2022.

CONTEXTLOGIC INC.
By: /s/ Vijay Talwar Name: Vijay Talwar Title: Chief Executive Officer

DOCPROPERTY"SWDocID" GDSVF&H\8358225.1